SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:  December 31, 2001

or

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from              to

Commission File Number:  0-22256

MONACO COACH CORPORATION 401(K) PLAN

(Full title of the Plan)

MONACO COACH CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

91320 Industrial Way

Coburg, OR 97408

(Address of principal executive office)

Monaco Coach Corporation 401(k) Plan

*                 Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
Monaco Coach Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Monaco Coach Corporation 401(k) Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 19, 2002, except for Note 6, as to
which the date is May 1, 2002

Monaco Coach Corporation 401(k) Plan

Statement of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
ASSETS
Cash and cash equivalents	$886,133	$620,134
Investments, at fair value:
Investment funds	61,182,584	52,958,840
Participant loans	2,314,232	2,129,564
Receivables:
Employer’s contributions	629,966	582,516
Participant contributions	—	63,360
Accrued interest	1,565	3,382
Total assets	65,014,480	56,357,796

LIABILITIES
Accrued administrative expenses	1,985	19,122
Net assets available for plan benefits	$65,012,495	$56,338,674

The accompanying notes are an integral part of the financial statements.

Monaco Coach Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2001

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,882,505
Interest and dividends	1,166,322
Participant rollover from other plans	496,254
6,545,081
Contributions:
Participant	4,213,092
Employer	629,966
Total additions	11,388,139

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,649,403
Administrative expenses	64,915
Total deductions	2,714,318

Net increase	8,673,821

Net assets available for benefits:
Beginning of year	56,338,674
End of year	$65,012,495

The accompanying notes are an integral part of the financial statements.

Monaco Coach Corporation 401(k) Plan

Notes to Financial Statements

1.              Description of Plan

The following brief description of Monaco Coach Corporation 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the Company) who are age 18 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Voluntary wage reduction may be elected by employees.  These pre-tax reductions are contributed to the Plan by the employee and may range from 1% to 16% of the employee’s pre-tax earnings.  The Company will contribute a 25% match of participants’ contributions up to the first 4% of the participants’ compensation reduction, if the Company has a net profit before such contributions at year-end.  Participants can change their investment fund allocations daily and pre-tax reduction percentage on a monthly basis.  All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

Participant rollovers from other plans

Participants may rollover balances from other 401(k) plans into this Plan immediately.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions and rollover balances, as well as the employer match and any discretionary contributions.

Investment options

Receipts of the Plan are invested by the Plan’s trustee, KeyTrust Company, at the designation of the participants.  The Plan invests in the following:

Participant directed

Managed Guaranteed Investment Contract Fund (MaGIC+Fund) - The objective of this fund is to seek a reasonable level of income together with the stability of principal.  This fund invests primarily in a diversified portfolio of insurance contracts and other investment contracts.  The portfolio duration of the fund is five years or less.

American Balanced Fund - This fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stock, bonds and other fixed-income securities.

Fidelity Contra Fund - This fund seeks capital appreciation investing.  The fund invests primarily in common stock, but it has the ability to purchase other securities, including foreign securities that may produce capital appreciation.

Victory Value Fund - The objective of this fund is to seek long-term growth capital and dividend income.  The fund invests primarily in a diversified group of common stocks with an emphasis on companies with above-average total return potential.  Under normal market conditions, the fund’s investments will emphasize stocks with above-average dividend yields, below-average price/earnings, price/book value and price/cash flow ratios.

Janus Overseas Fund - The objective of this fund is to seek long-term growth of capital.  The fund invests primarily in common stocks of companies located outside the United States (U.S.), but has the ability to invest in U.S. companies.

Janus Enterprise Fund - The objective of this fund is to seek long-term growth of capital.  The fund invests primarily in common stocks of small companies with a market capitalization of less than $1 billion and medium sized companies with a market capitalization of $1 to $5 billion.

Victory Stock Index Fund — The investment objective of this fund is to seek to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.

Monaco Coach Common Stock Fund - This is comprised of Monaco Coach Corporation common stock and an EB Money Market fund.  The money market component provides a 10% liquidity feature to the fund in the event of participant disbursements.  The objective of this fund is to allow employees to invest in the financial performance of the corporation.

Other

Harley-Davidson Common Stock Fund - This is comprised of Harley-Davidson, Inc. common stock that was rolled over from the Holiday Rambler plan subsequent to the purchase by Monaco Coach Corporation and a EB Money Market fund.  The money market component provides for a 2 to 3 percent liquidity feature to the fund in the event of participant disbursements.  Prior to the purchase of Holiday Rambler by Monaco Coach Corporation, employees could designate a percentage of their deferral amount to this fund.  After the acquisition, this fund is no longer a current investment option.  However, participants may elect to allocate their account balance to other funds, but cannot re-invest in the Harley-Davidson Incorporated common stock.

Participant loans

The Plan document contains a loan provision whereby participants can borrow 50% of the value of their vested balance, with the aggregate of any outstanding loans not to exceed $50,000.  Interest on such loans is equal to 1% above the trustee’s national prime rate (5.75% at December 31, 2001).  Principal and interest is paid through weekly payroll deductions.  Interest is credited to the participant’s account.

Payment of benefits

On termination of employment, a participant may elect to receive either a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or roll the balance of the account into a different plan.  If the participant has a balance of greater than $5,000 in his or her account, the participant may also elect to keep the balance in the Plan.  On death or retirement, a participant may elect to receive either a lump sum equal to the value of the participant’s vested interest in his or her account, or annual installments according to the Plan’s provisions.

2.              Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from plan assets during the reporting period.  On an on-going basis, the Company evaluates its estimates, including contingencies and litigation.  The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Risks and uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments valuation and income recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The Harley-Davidson, Incorporated common stock and Monaco Coach Corporation common stock are valued at quoted market prices.  Participant notes receivable are valued at cost, which approximates the estimated fair value as the notes receivable accrue interest at a market rate of interest plus a margin.  Purchases and sales of securities are reflected on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

3.              Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2001	2000
MaGIC+Fund, 815,475 and 736,915 shares, respectively	$12,437,305	$10,617,245
American Balanced Fund, 307,036 and 216,235 shares, respectively	4,866,513	3,345,158
Fidelity Contra Fund, 174,642 and 162,265 shares, respectively	3,451,308	3,680,510
Victory Value Stock Fund, 481,824 and 405,197 shares, respectively	6,042,075	6,163,050
Janus Enterprise Fund, 105,396 and 108,887, respectively	3,372,673	5,374,256
Harley-Davidson Inc., 467,494 and 496,249 shares, respectively *	25,384,226	19,721,520

*      Non-participant directed.

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $4,882,505, as follows:

Mutual funds	$(3,586,243)
Common stock	8,468,748
$4,882,505

4.              Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,
	2001	2000
Net assets:
Common stock	$25,384,226	$19,721,520
Cash and cash equivalents	886,133	620,134
Accrued interest	1,565	3,382
	$26,271,924	$20,345,036

Year ended December 31, 2001
Changes in net assets:
Dividends	$68,527
Net appreciation	7,287,639
Benefits paid to participants	(553,349)
Transfers to participant-directed investments	(820,408)
Administrative expenses	(55,521)
$5,926,888

5.              Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.  At times, balances during the year may exceed amounts insured by the Federal Deposit Insurance Corporation.

6.              Tax Status

On July 3, 1997, the Internal Revenue Service issued a letter of determination that the Plan met the requirements of Section 401 of the Internal Revenue Code and was, therefore, exempt from federal income taxes under provisions of Section 501(a).

The Plan has been amended since receiving the determination letter and subsequent to December 31, 2001 a new letter of determination was sent to the Internal Revenue Service.  A favorable determination letter from the Internal Revenue Service was issued on May 1, 2002.

7.              Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Participants are 100% vested in their accounts.

Supplemental Schedule

Monaco Coach Corporation 401(k) Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

		Description of investment
Identity of issue	Shares	Rate of interest	Maturity	Historical cost	Current value
KeyTrust Company
MaGIC+Fund	815,475	N/A	N/A	$10,338,228	$12,437,305
American Balanced Fund	307,036	N/A	N/A	4,708,951	4,866,513
Fidelity Contra Fund	174,642	N/A	N/A	3,094,856	3,451,308
Victory Value Stock Fund	481,824	N/A	N/A	7,382,436	6,042,075
Janus Overseas Fund	86,523	N/A	N/A	2,280,355	1,756,420
Janus Enterprise Fund	105,396	N/A	N/A	6,206,319	3,372,673
Victory Stock Index	38,671	N/A	N/A	820,207	657,795
Common stock:
Monaco Coach Corporation	147,096	N/A	N/A	1,853,889	3,214,269
Harley-Davidson, Inc.	467,494	N/A	N/A	1,639,702	25,384,226
					61,182,584
Participant loans		Prime rate
		plus 1% (5.75%)	Various	2,434,730	2,314,232
Cash and cash equivalents		N/A	N/A	886,133	886,133

				$41,645,806	$64,382,949

SIGNATURES

                The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2002	MONACO COACH CORPORATION 401 (K) PLAN

	By:	/s/ P. Martin Daley
P. Martin Daley
Vice President and Chief
Financial Officer